                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78464M 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]       Rule 13d-1(b)
                  [ ]       Rule 13d-1(c)
                  [X]       Rule 13d-1(d)


---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 78464M 10 6                      13G                 Page 2 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS OR
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Thomas C.K. Yuen
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)                                            (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                      245,561
        NUMBER              ----------------------------------------------------
      OF SHARES                   6   SHARED VOTING POWER
     BENEFICIALLY
        OWNED                         2,668,582
       BY EACH              ----------------------------------------------------
      REPORTING                   7   SOLE DISPOSITIVE POWER
       PERSON
        WITH                          245,561
                            ----------------------------------------------------
                                  8   SHARED DISPOSITIVE POWER

                                      2,668,582
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,914,143
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                                  [X]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               24.4% (Based on 11,688,893 shares of SRS Labs, Inc.' common stock reported as outstanding as of December 31, 1998 and treating as outstanding 245,561 shares issuable to Mr. Yuen upon exercise of stock options that vest on or before March 1, 1999.)
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 78464M 10 6                      13G                 Page 3 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS OR
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Misako Yuen
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)                                            (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                      -0-
          NUMBER            ----------------------------------------------------
        OF SHARES                 6   SHARED VOTING POWER
       BENEFICIALLY
          OWNED                       2,668,582
         BY EACH            ----------------------------------------------------
        REPORTING                 7   SOLE DISPOSITIVE POWER
         PERSON
          WITIH                       -0-
                            ----------------------------------------------------
                                  8   SHARED DISPOSITIVE POWER

                                      2,668,582
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,668,582
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [X]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               22.8% (Based on 11,688,893 shares of SRS Labs, Inc.' common stock reported as outstanding as of December 31, 1998.)
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 78464M 10 6                      13G                 Page 4 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS OR
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Thomas Yuen Family Trust
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)                                            (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                                  5   SOLE VOTING POWER

                                      -0-
          NUMBER            ----------------------------------------------------
         OF SHARES                6   SHARED VOTING POWER
       BENEFICIALLY
           OWNED                      2,668,582
          BY EACH           ----------------------------------------------------
         REPORTING                7   SOLE DISPOSITIVE POWER
          PERSON
           WITH                       -0-
                            ----------------------------------------------------
                                  8   SHARED DISPOSITIVE POWER

                                      2,668,582
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,668,582
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [X]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               22.8% (Based on 11,688,893 shares of SRS Labs, Inc.' common stock reported as outstanding as of December 31, 1998.)
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               OO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 78464M 10 6                      13G                 Page 5 of 9 Pages
---------------------                                          -----------------

Item 1(a).   Name of Issuer:

             SRS Labs, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             2909 Daimler Street, Santa Ana, California 92705

Item 2(a).   Names of Persons Filing:

             Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             SRS Labs, Inc., 2909 Daimler Street, Santa Ana, California 92705

Item 2(c).   Citizenship:

             Thomas C.K. Yuen and Misako Yuen are citizens of the U.S.A, and the Thomas Yuen Family Trust is a trust formed under the laws of the State of California.

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             78464M 10 6

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a)   [ ] Broker or dealer registered under section 15 of the Act
                       (15 U.S.C.78o);

             (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);

             (c)   [ ] Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c);

             (d)   [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)   [ ] An investment adviser in accordance with ss.
                       240.13d-1(b)(1)(ii)(E);

---------------------                                          -----------------
CUSIP No. 78464M 10 6                    13G                   Page 6 of 9 Pages
---------------------                                          -----------------

             (f )  [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

             (g)   [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

             (h)   [ ] A savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)   [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j)   [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to section 240.13d-1(c), check this box [ ].

Item 4.      Ownership.

             (a)  Amount Beneficially Owned:
                  Thomas C.K. Yuen                                    2,914,143
                  Misako Yuen                                         2,668,582
                  Thomas Yuen Family Trust                            2,668,582

             (b)  Percent of Class:
                  Thomas C.K. Yuen                                         24.4%
                  Misako Yuen                                              22.8%
                  Thomas Yuen Family Trust                                 22.8%

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        Thomas C.K. Yuen                                 245,561
                        Misako Yuen                                            0
                        Thomas Yuen Family Trust                               0

                  (ii)  Shared power to vote or to direct the vote:
                        Thomas C.K. Yuen                               2,668,582
                        Misako Yuen                                    2,668,582
                        Thomas Yuen Family Trust                       2,668,582

                  (iii) Sole power to dispose or to direct the
                        disposition of:
                        Thomas C.K. Yuen                                 245,561
                        Misako Yuen                                            0
                        Thomas Yuen Family Trust                               0

---------------------                                          -----------------
CUSIP No. 78464M 10 6                    13G                   Page 7 of 9 Pages
---------------------                                          -----------------

                  (iv)  Shared power to dispose or to direct the
                        disposition of:
                        Thomas C.K. Yuen                               2,668,582
                        Misako Yuen                                    2,668,582
                        Thomas Yuen Family Trust                       2,668,582

             The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,668,582 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees. The shares beneficially owned by Thomas C.K. Yuen also include 245,561 shares issuable to Mr. Yuen upon exercise of stock options that vest on or before March 1, 1999, and Mr. Yuen's beneficial ownership of such shares is subject to applicable community property laws. The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include (i) 207,755 shares held by Atsuko Hamasaki as (i) trustee of the Yuen 1993 Irrevocable Trust (144,825 shares) and (ii) custodian for Mr. and Mrs. Yuen's children, Jennifer Wen Lee Yuen (31,465 shares) and Constance Kahlee Yuen (31,465 shares). Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 207,755 shares held by Atsuko Hamasaki in the above-referenced capacities.

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

             Inapplicable.

Item 8.      Identification and Classification of Members of the Group.

             This filing is on behalf of Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust as members of a group. See Exhibit A attached hereto.

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CUSIP No. 78464M 10 6                    13G                   Page 8 of 9 Pages
---------------------                                          -----------------

Item 9.      Notice of Dissolution of Group.

             Inapplicable.

Item 10.     Certification.

             Inapplicable.







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CUSIP No. 78464M 10 6                    13G                   Page 9 of 9 Pages
---------------------                                          -----------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     February 16, 1999
                                             ----------------------------------
                                                             Date


                                               /s/ THOMAS C.K. YUEN
                                             -----------------------------------
                                                   Thomas C.K. Yuen


                                               /s/ MISAKO YUEN
                                             -----------------------------------
                                                   Misako Yuen



                                               /s/ THOMAS C.K. YUEN
                                             -----------------------------------
                                                   Thomas C.K. Yuen
                                                   Co-Trustee of the Thomas Yuen
                                                   Family Trust


                                               /s/ MISAKO YUEN
                                             -----------------------------------
                                                   Misako Yuen
                                                   Co-Trustee of the Thomas Yuen
                                                   Family Trust

---------------------
CUSIP No. 78464M 10 6                 13G                             EXHIBIT A
---------------------
                                   AGREEMENT

     THIS AGREEMENT is dated as of February 16,1999 among Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust.

     WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

     NOW THEREFORE, the parties hereto agree as follows:

     1. The Schedule 13G with respect to SRS Labs, Inc. to which this Agreement is attached as Exhibit A (the "Schedule 13G") is filed on behalf of each of the parties hereto.

     2. Each of the parties hereto is eligible to use the Schedule 13G.

     3. Each of the parties hereto is responsible for the timely filing of the
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                                     /s/ THOMAS C.K. YUEN
                                                 -------------------------------
                                                         Thomas C.K. Yuen


                                                     /s/ MISAKO YUEN
                                                 -------------------------------
                                                         Misako Yuen



                                                 THOMAS YUEN FAMILY TRUST


                                                 By: /s/ THOMAS C.K. YUEN
                                                     ---------------------------
                                                         Thomas C.K. Yuen
                                                         Co-Trustee


                                                 By: /s/ MISAKO YUEN
                                                     ---------------------------
                                                         Misako Yuen
                                                         Co-Trustee